SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, DC 20549

                             SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 CONSUMAT ENVIRONMENTAL SYSTEMS, INC.

                           (Name of Issuer)

                COMMON STOCK, PAR VALUE $1.00 PER SHARE

                    (Title of Class of Securities)

                              760 257 105

                            (CUSIP Number)

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 760 257 105

1.         Name of Reporting Person and I.R.S. Identification Number

           Sirrom Investments, Inc. -- Taxpayer I.D. No. 62-1648441

2 .        Check the Appropriate Row if a Member of a Group

           a.          N/A

           b.          N/A

3.         SEC Use Only

4.         Citizenship or Place of Organization

           Tennessee

           Number of Shares Beneficially Owned by Each Reporting Person With:

5.         Sole  Voting  Power

           350,000 shares of Common Stock, 250,000 of which are receivable upon exercise of a Warrant dated
           March 12, 1996

6.         Shared Voting Power   N/A

7.         Sole  Dispositive  Power

           350,000 shares of Common Stock, 250,000 of which are receivable upon exercise of a Warrant dated March 12, 1996

8.         Shared Dispositive Power N/A

9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           350,000 shares of Common Stock, 250,000 of which are receivable upon exercise of a Warrant dated March 12, 1996

10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares

           N/A

11.        Percent of Class Represented by Amount in Row (9)

           27.75% of Common Stock

12.        Type of Reporting Person

           IV

ITEM 1(a).      NAME OF ISSUER:

                Consumat Environmental Systems, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                P. O. Box 9379
                Richmond, VA 23227

ITEM 2(a).      NAME OF PERSON FILING:

                Sirrom Investments, Inc.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                500 Church Street, Suite 200
                Nashville, Tennessee 37219

ITEM 2(c).      CITIZENSHIP/STATE OF ORGANIZATION:

                Tennessee

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $1.00 per share

ITEM 2(e).      CUSIP NUMBER:

                760 257 105

ITEM 3.         FILING PURSUANT TO RULE 13d-1(b):

                This statement is filed pursuant to Rule 13d-l(b). The person filing is an Investment Company registered under section 8 of the Investment Company Act.

ITEM 4.         OWNERSHIP:

                (a)   Amount  Beneficially  Owned:   350,000  shares  of Common
                      Stock, 250,000 of which are receivable upon exercise of a Warrant dated March 12, 1996

                (b)   Percent of Class: 27.75% of Common Stock

                (c)   Number of shares as to which such person has:

                      (i)  sole power to vote or direct the vote:
                           350,000, 250,000 of which only upon exercise

                      (ii) shared power to vote or to direct the vote:
                           N/A


                      (iii)sole  power  to dispose or to direct the disposition
                           of:
                           350,000, 250,000 of which only upon exercise

                      (iv) shared power to dispose or to direct the disposition
                           of:
                           N/A

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: N/A

                N/A

ITEM 6.         OWNERSHIP  OF  MORE THAN FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
                PERSON:

                N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                N/A.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                N/A.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                N/A.

ITEM 10.        CERTIFICATION:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete, and correct.

Dated: April 10, 1998            SIRROM INVESTMENTS, INC.


                                 By: /s/ Donald F. Barrickman

                                 Donald F. Barrickman, Vice President